Abaxis Tax Deferral
Savings Plan
Financial Statements
December 31, 2006 and 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐      Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number: 000-19720

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

ABAXIS TAX DEFERRAL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABAXIS, INC.
3240 Whipple Road
Union City, California 94587
(510) 675-6500

ABAXIS TAX DEFERRAL
SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Abaxis Tax Deferral Savings Plan

We have audited the financial statements of the Abaxis Tax Deferral Savings Plan (the Plan) as of December 31, 2006 and 2005, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 29, 2007

ABAXIS TAX DEFERRAL
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

Assets:
Investments, at fair value	$6,537,575	$5,263,680
Participant loans	22,426	7,286

Assets held for investment purposes	6,560,001	5,270,966

Employer’s contribution receivable	53,678	44,558
Employees' contribution receivable		18,800

Net assets available for benefits	$6,613,679	$5,334,324

See notes to financial statements.

ABAXIS TAX DEFERRAL
SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2006	2005

Additions to net assets attributed to:
Investment income:
Dividends and interest	$187,255	$126,586
Net realized and unrealized appreciation
in fair value of investments	603,094	351,102

	790,349	477,688

Contributions:
Participants'	777,344	768,516
Employer's	213,505	98,641

	990,849	867,157

Total additions	1,781,198	1,344,845

Deductions from net assets attributed to:
Withdrawals and distributions	474,913	354,259
Administrative expenses	26,930	31,612

Total deductions	501,843	385,871

Net increase in net assets	1,279,355	958,974

Net assets available for benefits:
Beginning of year	5,334,324	4,375,350

End of year	$6,613,679	$5,334,324

See notes to financial statements.

ABAXIS TAX DEFERRAL
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Abaxis Tax Deferral Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan was established on December 1, 1990 by Abaxis, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration —The Company has contracted with a third-party administrator to process and maintain the records of participant data and with Charles Schwab Trust Company (CSTC) to act as the trustee and custodian of Plan assets. Substantially all expenses incurred for administering the Plan are paid by the Plan.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit- Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health an Welfare and Pension Plans (the FSP), effective for the Plan year ending after December 15, 2006, applied retroactively for all periods presented, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Company has considered the impact of this standard on these financial statements to be immaterial.

Forfeited accounts — Forfeited nonvested accounts at December 31, 2006 and 2005 totaled approximately $8,000 and $6,000 respectively, and will be used to reduce future employer contributions. Forfeitures utilized to reduce the employer’s contribution for the years ended December 31, 2006 and 2005 amounted to approximately $16,000 and $56,000, respectively.

Investments — At December 31, 2006 and 2005, investments of the Plan were held by CSTC, and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company’s common stock fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Plan’s investment contract accounts with Metlife Stable Value Fund are fully-benefit responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract accounts approximate the contract value at December 31, 2006 and 2005.

The average yield on investment contract accounts for the years ended December 31, 2006 and 2005 was 4.56% and 1.94%, respectively. The average crediting interest rate for the respective years was 4.66 % and 4.39%.

Income taxes — The Plan has been amended since receiving a favorable determination letter dated October 22, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rate or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by CSTC, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The employer’s discretionary matching contribution is invested in the Company’s common stock or cash as elected by the Board. Participants may contribute to the Abaxis, Inc. Common Stock Fund (the Stock Fund) and may transfer funds from the Stock Fund to other Plan investment options. No participant is permitted to allocate more than 20% of his or her vested contributions to the Stock Fund.

Aggregate investment in Company common stock at December 31, 2006 and 2005 was as follows:

Date	Number of shares	Fair value
2006	63,493	$1,222,240
2005	64,486	$1,062,729

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company may make discretionary matching contributions and a discretionary profit sharing contribution as defined in the Plan and as approved by the Board of Directors. In 2006 and 2005, the Company matched 50% of each eligible participant’s contribution up to a maximum of 5% and 2.5% of the participant’s eligible compensation on a quarterly basis, respectively. No discretionary profit sharing contribution has been made in 2006 and 2005.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s discretionary matching contributions and discretionary profit sharing contribution allocated to their account after four years of credited service.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $1,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it may be longer. The specific terms and conditions of such loans are established by the Company. Outstanding loans at December 31, 2006 carry interest rates ranging from 9.25% to 10.25.%.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2006	2005

Abaxis, Inc.	$1,222,240	$1,062,729
Metlife Stable Value Fund	480,867	409,757
Artisan Mid Cap Fund	414,923	387,446
Calvert Income Fund	580,193	504,153
Davis New York Venture Fund	778,918	614,029
Europacific Growth fund R4	535,156	384,609
First Eagle Overseas Fund	547,848	385,213
Goldman Sachs Mid Cap Value Fund	366,449	324,625
Growth Fund of America	513,135	415,904
Schwab S&P 500 Inv SHS	835,188	628,812
Other funds individually less than 5% of net asset	285,084	153,689

Assets Held for Investment Purposes	$6,560,001	$5,270,966

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31:

	2006	2005
Fixed Income fund	$20,292	$17, 863
Common stock	185,631	125,633
Mutual funds	397,171	207,606
	$603,094	$351,102

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

ABAXIS TAX DEFERRAL	EIN: 77-0213001

SAVINGS PLAN	PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

	Identity of issue, borrower,	Description of investment including maturity date,
	lessor or similar party	rate of interest, collateral, par or maturity value	Fair Value

*	Abaxis, Inc.	Common stock	1,222,240
	Metlife Stable Value Fund	Fixed Income fund	480,867
	Artisan Mid Cap Fund	Mutual fund	414,923
	Calvert Income Fund	Mutual fund	580,193
	Davis New York Venture Fund	Mutual fund	778,918
	American Beacon Large Cap Value Fund	Mutual fund	63,700
	Europacific Growth Fund R4	Mutual fund	535,156
	First Eagle Overseas Fund	Mutual fund	547,848
	Goldman Sachs Mid Cap Value Fund	Mutual fund	366,449
	Growth Fund of America	Mutual fund	513,135
*	Schwab S&P 500 Inv SHS	Mutual fund	835,188
	Royce Low Priced Stock FD	Mutual fund	165,802
*	Schwab Government Money Fund	Mutual fund	4
*	Schwab US Treasury Money Fund	Money Market	2,098
*	Cash	Cash	31,054
*	Participant loans	Interest rates ranging from 9.25% to 10.25%	22,426

		Total	$6,560,001

* Party-in-interest

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis Tax Deferral Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABAXIS TAX DEFERRAL SAVINGS PLAN

Date: June 29, 2007	By:	/s/ Alberto Santa Ines
Alberto Santa Ines
Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

By:	/s/ Zara Thomas
Zara Thomas
Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM